UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2006

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

On July 31, 2006, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net income for the second quarter of 2006. A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1. Press Release, dated July 31, 2006, announcing revenues and net income for the second quarter of 2006.

The information set forth in the second paragraph, the first sentence of the third paragraph and the fourth paragraph of, and the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed interim consolidated statements of cash flows contained in, the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’ s Registration Statement on Form F-3, Registration No. 333-117703; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-123859; (iii)the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: /s/ Nachum Falek
Nachum Falek
Chief Financial Officer and
Vice President Finance

Dated: August 2, 2006

EXHIBIT INDEX

Exhibit No. Description

1. Press Release, dated July 31, 2006, announcing revenues and net income for the second quarter of 2006.

P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 eknettel@hfgcg.com

AudioCodes Reports Second Quarter 2006 Results

Quarterly Revenues Increased to a Record $33.3 Million, Up 6.3% Sequentially and 16.7% Year-over-Year

Lod, Israel - July 31, 2006 - AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the second quarter ended June 30, 2006.

Revenues for the second quarter ended June 30, 2006 were a record $33.3 million compared to $31.3 million for the quarter ended March 31, 2006 and $28.5 million for the quarter ended June 30, 2005. Second quarter revenues grew 6.3% sequentially and increased 16.7% compared to the second quarter of 2005.

Net income was $3.3 million, or $0.07 per diluted share, for the second quarter of 2006 compared to net income of $2.3 million, or $0.05 per diluted share, in the first quarter of 2006 and net income of $3.1 million, or $0.07 per diluted share, in the second quarter of 2005. SFAS No. 123R became applicable to the Company effective January 1, 2006. As a result, the Company recorded $1.8 million of stock-based compensation expense in the second quarter of 2006 and $2.1 million of stock-based compensation expense in the first quarter of 2006. Excluding this stock-based compensation expense, net income on a non-GAAP basis was $5.1 million, or $0.11 per diluted share1 , in the second quarter of 2006 and $4.3 million, or $0.10 per diluted share, in the first quarter of 2006. Non-GAAP net income, which excludes the effect of stock-based compensation expense, is reported in order to facilitate financial results tracking and comparison with previously reported financial results.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $232.9 million as of June 30, 2006 compared to $227.6 million as of March 31, 2006 and $214.7 million as of June 30, 2005.

“Our continued success in achieving record revenues and profitability during the second quarter of 2006 was driven substantially by the growth of our networking business where revenues increased substantially compared to the first quarter of 2006 and we continued to enjoy new customer design wins. Notably, our growth was supported by solid demand for our media gateways and media server products targeting voice over broadband applications, as well as rising demand from wireless service providers. We believe that our continued investment and progress in these areas provides a sound foundation for future growth of our networking business in fixed mobile convergence and IMS network deployments.

“Subsequent to the close of the second quarter, we completed the acquisition of Nuera Communications, a leader in the area of VoIP gateway products for cable and broadband access networks. We also entered into a definitive agreement to acquire Netrake Corporation, a leading provider of Session Border Controllers and Security Gateway Solutions. We believe the integration of these new capabilities with our existing portfolio of systems and products will increase our customer base, enrich our VoIP product portfolio, and add scale and strength to our positioning with the service provider customer base. With these transactions, AudioCodes stands to significantly enhance its global positioning as a leading supplier of key next generation converged network systems,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes.

Conference Call & Webcast Information
AudioCodes will conduct a conference call on Tuesday, August 1, 2006 to discuss the second quarter 2006 financial results, which will be simultaneously Webcast at 9:00 a.m. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

1 Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) -- AudioCodes' underlying, best-of- breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes' offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2006	2005
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$108,513	$70,957
Short-term bank deposits and structured notes	56,850	61,929
Short-term marketable securities and accrued interest	25,563	9,863
Trade receivables, net	19,954	17,990
Other receivables and prepaid expenses	6,108	4,891
Inventories	13,377	11,562

Total current assets	230,365	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	9,960	27,781
Long-term marketable securities	31,968	49,791
Investments in companies	3,191	1,112
Deferred tax assets	4,654	2,489
Severance pay funds	6,249	5,406

Total long-term investments	56,022	86,579

PROPERTY AND EQUIPMENT, NET	6,198	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	2,839	3,279

GOODWILL	17,496	18,679

Total assets	$312,920	$292,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,799	$7,774
Other payables and accrued expenses	19,234	18,620

Total current liabilities	28,033	26,394

ACCRUED SEVERANCE PAY	6,801	5,887

SENIOR CONVERTIBLE NOTES	120,925	120,836

Total shareholders' equity	157,161	139,106

Total liabilities and shareholders' equity	$312,920	$292,223

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Revenues	$64,629	$55,459	$33,295	$28,531

Cost of revenues	26,257	22,574	13,564	11,632

Gross profit	38,372	32,885	19,731	16,899

Operating expenses:
Research and development, net	14,544	11,769	7,255	6,101
Selling and marketing	16,180	12,330	8,105	6,454
General and administrative	3,698	2,846	1,888	1,435

Total operating expenses	34,422	26,945	17,248	13,990

Operating income	3,950	5,940	2,483	2,909
Financial income, net	2,352	874	1,243	546
Equity in losses of affiliated companies	386	470	213	214

Income before taxes on income	5,916	6,344	3,513	3,241
Taxes on income, net	386	288	260	148

Net income	$5,530	$6,056	$3,253	$3,093

Basic net earnings per share	$0.13	$0.15	$0.08	$0.08

Diluted net earnings per share	$0.13	$0.14	$0.07	$0.07

Weighted average number of shares used in computing basic net earnings per share (in thousands)	41,401	40,112	41,753	40,197

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	44,089	43,204	44,241	42,859

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Revenues	$64,629	$55,459	$33,295	$28,531

Cost of revenues *)	26,005	22,574	13,446	11,632

Gross profit	38,624	32,885	19,849	16,899

Operating expenses:
Research and development, net *)	13,178	11,769	6,597	6,101
Selling and marketing *)	14,586	12,330	7,364	6,454
General and administrative *)	3,023	2,846	1,569	1,435

Total operating expenses	30,787	26,945	15,530	13,990

Operating income	7,837	5,940	4,319	2,909
Financial income, net	2,352	874	1,243	546
Equity in losses of affiliated companies	386	470	213	214

Income before taxes on income	9,803	6,344	5,349	3,241
Taxes on income, net	386	288	260	148

Non-GAAP net income	$9,417	$6,056	$5,089	$3,093

Non-GAAP diluted net earnings per share	$0.21	$0.14	$0.11	$0.07

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	50,770	43,204	50,922	42,859

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$5,530	$6,056	$3,253	$3,093
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,724	1,580	856	841
Net loss from sale of marketable securities	15	-	-	-
Amortization of marketable securities premiums and accretion of discounts, net	121	23	61	23
Equity in losses of affiliated companies	386	470	213	214
Increase (decrease) in accrued severance pay, net	71	(9)	(58)	(52)
Stock-based compensation expenses	3,887	20	1,836	9
Amortization of senior convertible notes discount and deferred charges	99	94	50	48
Increase in accrued interest on marketable securities, bank deposits and structured notes	(251)	(69)	(265)	(35)
Decrease (increase) in deferred tax assets	(209)	-	96	-
Increase in trade receivables, net	(1,964)	(3,254)	(2,035)	(3,296)
Increase in other receivables and prepaid expenses	(904)	(153)	(554)	(60)
Decrease (increase) in inventories	(1,815)	700	(357)	(187)
Increase in trade payables	1,025	2,279	2,702	2,917
Increase (decrease) in other payables and accrued expenses	614	(1,038)	(15)	1,831
Other	-	(12)	-	-

Net cash provided by operating activities	8,329	6,687	5,783	5,346

Cash flows from investing activities:
Investment in short-term marketable securities	-	(1,039)	-	(1,039)
Proceeds from sale and maturity of marketable securities	1,979	-	1,000	-
Proceeds from bank deposits	23,000	-	5,791	-
Investments in companies	(2,115)	(308)	(978)	(101)
Purchase of property and equipment	(996)	(960)	(537)	(462)
Proceeds from sale of property and equipment	-	96	-	-
Investment in structured notes	-	(10,000)	-	(10,000)
Investment in long-term marketable securities	-	(18,279)	-	(18,279)
Payment for acquisition of Ai-Logix	-	(10,000)	-	-

Net cash provided by (used in) investing activities	21,868	(40,490)	5,276	(29,881)

Cash flows from financing activities:
Issuance costs for senior convertible notes	-	(84)	-	(84)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	7,359	2,181	1,044	347

Net cash provided by financing activities	7,359	2,097	1,044	263

Increase (decrease) in cash and cash equivalents	37,556	(31,706)	12,103	(24,272)
Cash and cash equivalents at the beginning of the period	70,957	166,832	96,410	159,398

Cash and cash equivalents at the end of the period	$108,513	$135,126	$108,513	$135,126